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Exhibit 99.1

Press Contacts:
John Stewart Progress Software Corporation (781) 280-4101 jstewart@progress.com	Charles Gold DataDirect Technologies (703) 749-1401 Charles.Gold@datadirect.com

PROGRESS SOFTWARE CORPORATION TO ACQUIRE NEON SYSTEMS
CREATING UNPARALLELED DATA CONNECTIVITY LEADER

Merger with DataDirect Operating Unit to Extend Data Connectivity Leadership and Enable Mainframe Integration for Service-Oriented Architecture (SOA) and Real-Time Event Stream Processing

Bedford, Massachusetts and Sugar Land, Texas—December 20th, 2005—Progress Software Corporation (Nasdaq: PRGS), a global supplier of application infrastructure software used to develop, deploy, integrate and manage business applications, and NEON Systems, Inc. (Nasdaq: NEON), a leader in mainframe integration, today jointly announced they have signed a definitive agreement under which a wholly owned subsidiary of Progress will make a $6.20 per share cash tender offer for all outstanding shares of NEON common stock. The transaction is valued at approximately $68 million in the aggregate. The tender offer price represents a premium of approximately 46 percent for NEON's stockholders based on the 30-day trailing average share price of NEON on the Nasdaq National Market for the period ending on December 19, 2005. Following the purchase of shares in the tender offer, the subsidiary of Progress and NEON will merge. Owners of NEON shares not purchased in the tender offer will be entitled to receive $6.20 per share in cash in the merger. Upon the closing of the transaction, NEON will become part of DataDirect Technologies, the software industry leader in standards-based data connectivity and an operating unit of Progress Software Corporation.

        DataDirect has long been the industry leader in standards-based data connectivity, with products covering all major relational databases, operating systems, and data access standards. Hundreds of independent software vendors and thousands of corporate IT departments worldwide rely on DataDirect for production proven database drivers, which deliver the reliability, security, and performance needed for the most demanding software systems. The technology is backed by award-winning technical support and the industry's most comprehensive test suite.

        NEON is a leading independent vendor of standards-based software to access data and applications stored on mainframes, where many large companies run some of their most critical business applications. NEON products support SQL access through ODBC and JDBC and also enable web services integration with mainframes for service oriented architectures and real-time event processing. NEON's customer base includes some of the world's most well known commercial and government entities, who depend on its products for mainframe integration for their mission critical systems.

        The combination of the two companies will offer customers an unparalleled range of data access products and technologies. Together the two companies will offer standards-based access to mainframe data sources such as DB2, IMS/DB VSAM, Adabas, CICS/TS, IMS/TM, CA-IDMS, and Natural along with relational databases such as Oracle, DB2, SQL Server, Sybase, Informix, and Progress OpenEdge. Moreover, the acquisition will bring together the industry's top data connectivity developers and leading technical experts, paving the way for even more innovation in the future. As part of DataDirect, NEON will remain a visionary and a leader in the mainframe integration market.

        The NEON acquisition will extend Progress' ability to deliver data connectivity, web services for Service-Oriented Architectures (SOA), and real-time event stream processing. Progress' Sonic Software and Real Time operating units can now make the mainframe an equal participant in any SOA deployment. NEON's Shadow RTE product enables standards-based mainframe integration support of web services for SOA and real-time events for Event-Driven Architecture (EDA).

        "Our customers and prospects have long asked for a single enterprise-wide data connectivity vendor that can cover all platforms including the mainframe," said Rick Reidy, President of DataDirect. "This acquisition lets us meet all of our customers' data access requirements—regardless of their environment and where their data sits. And by acquiring the industry leader in mainframe access, we will continue our tradition of providing our customers with the very highest quality data connectivity products available anywhere."

        "DataDirect's rich product set, comprehensive understanding of standards based data connectivity, and extensive market reach will be a tremendous benefit to NEON customers," said Mark Cresswell, Chief Executive Officer of NEON. "In addition, our web services and event streaming products will be of great value to the many Progress customers currently deploying service oriented and event driven architectures utilizing mainframe data."

Conference Call/WebCast at 9:00 AM ET Today

        Progress will discuss this acquisition during its previously scheduled conference call to discuss fourth quarter results on Tuesday, December 20th, 2005 at 9:00 a.m. Eastern Standard Time.

        This call is being Webcast by CCBN and can be accessed at the Progress Website (www.progress.com/investors). The call will also be Webcast live via Yahoo (www.yahoo.com), Motley Fool (www.fool.com), Streetevents (www.streetevents.com), TD Waterhouse (www.tdwaterhouse.com) and Fidelity.com (www.fidelity.com). An archived version of the conference call and supporting materials will be available on the Progress Website after the live conference call.

Transaction Terms

        The acquisition will be accomplished by a cash tender offer at $6.20 per share for all of NEON's outstanding common stock, which is expected to be commenced on or before December 30, 2005 by Noble Acquisition Corp., a wholly owned subsidiary of Progress, followed by a cash merger in which any outstanding shares not tendered will be acquired by Noble Acquisition Corp. for $6.20 per share.

        The agreement has been unanimously approved by the boards of directors of Progress and NEON. The board of directors of NEON has received an opinion from Jefferies Broadview that $6.20 per share is fair, from a financial point of view, to the holders of NEON common stock.

        The tender offer is expected to be consummated in the first calendar quarter of 2006, unless extended. If at least 90% of NEON's then-outstanding common stock is tendered, the merger will close immediately thereafter. Consummation of the tender offer is subject to customary conditions, including the tender of a majority of the shares of common stock of NEON, termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions. The tender offer is not conditioned on financing. The holders of approximately 44% of NEON's outstanding common stock, including all directors and executive officers of NEON, have agreed to tender their shares in the tender offer.

Notice to Investors

        The tender offer for the outstanding shares of NEON Systems, Inc. has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of NEON. At the time the offer is commenced, Noble Acquisition Corp. will file a tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) with the Securities and Exchange Commission, and NEON will file a solicitation and recommendation statement with respect to the offer. When these materials become available, NEON security holders should read them carefully because they will contain important information about the tender offer. Progress and NEON will make these materials available to NEON security holders at no cost to them. In addition, all of these materials, as well as any other offer documents filed with the Securities and Exchange Commission, will be available for free on the Securities and Exchange Commission's website at www.sec.gov.

About NEON

        NEON Systems, Inc. (Nasdaq: NEON)—the Mainframe Integration Experts—is a leading provider of enterprise-class mainframe integration solutions, delivering the industry's first Mainframe Services Bus (MSB) for seamless interoperability with distributed systems: Shadow RTE, which is the only unified mainframe integration platform to support the entire range of requirements for Service-Oriented Architectures (SOA) and Event-Driven Architectures (EDA)—key requirements to underpin the Real-time Enterprise. NEON's Shadow technology is designed to reduce the complexity of mainframe integration allowing large organizations with significant commitment to mainframe systems to streamline incumbent technologies and lower total cost of ownership. NEON's Shadow z/Services and Shadow z/Events offerings attack the emerging mainframe Web services and real-time mainframe event-driven markets and are unique in their depth and breadth of support for the requirements of such markets. With extensive mainframe integration expertise, NEON is uniquely qualified to solve the complexities of supporting new business initiatives that must integrate with critical mainframe systems. For more information on Powering the Real-time Enterprise, visit www.neonsys.com.

About Progress Software Corporation

        Progress Software Corporation (Nasdaq: PRGS) is a global industry leader providing application infrastructure software for all aspects of the development, deployment, integration and management of business applications through its operating units: Progress OpenEdge Division, Sonic Software, DataDirect Technologies, and Progress Real Time Division. Headquartered in Bedford, Mass., Progress can be reached at www.progress.com or +1-781-280-4000.

About DataDirect Technologies

        DataDirect Technologies is focused on data access, enabling software developers at both packaged software vendors and in corporate IT departments to create better applications faster. DataDirect Technologies offers the most comprehensive, proven line of data connectivity components available anywhere. Developers worldwide depend on DataDirect® products to connect their applications to an unparalleled range of data sources using standards-based interfaces such as ODBC, JDBC and ADO.NET, as well as cutting-edge XML query technologies. More than 250 leading independent software vendors and thousands of enterprises rely on DataDirect Technologies to simplify and streamline data connectivity. DataDirect Technologies is an operating company of Progress Software Corporation (Nasdaq: PRGS). For more information, visit www.datadirect.com.

Safe Harbor Language

        Except for the historical information and discussions contained herein, statements contained in this release about Progress, NEON and the acquisition may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the timing of the consummation of the tender offer and merger, the expected benefits of the acquisition to Progress and customers of the combined company, integration plans, and the effect of the acquisition on the financial condition and results of operations of the combined company. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including but not limited to the following: uncertainties as to the timing of the tender offer and merger, the uncertainty as to how many NEON stockholders will tender their shares, the risk that competing offers will be made, the possibility that other closing conditions to the tender offer or merger may not be satisfied, the risk that Progress may encounter unanticipated difficulties or delays in integrating the business and products of NEON with its own, the risk that important customers, suppliers, business partners or key executives of NEON might terminate their business relationships with NEON, which could detract from the expected benefits of the acquisition, an unexpected increase in costs related to the acquisition, the receipt and shipment of new orders for the combined company, the timely release of enhancements to the combined company's products, the growth rates of certain market segments, the positioning of the combined company's products in those market segments, variations in the demand for customer service and technical support from the combined company, pricing pressures and the competitive environment in the software industry, business and consumer use of the Internet, and the combined company's ability to penetrate international markets and manage its international operations. Progress and NEON disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise. For further information regarding risks and uncertainties associated with Progress and NEON and information concerning the acquisition, please refer to Progress's and NEON's filings with the Securities and Exchange Commission, including Progress's and NEON's annual reports on Form 10-K for the fiscal years ending 2004 and subsequently filed reports.

        DataDirect is a registered trademark of Progress Software Corporation, or one of its affiliates or subsidiaries, in the U.S. and other countries. Shadow RTE is a trademark of NEON Systems, Inc., in the U.S. and other countries. Any other trademarks or service marks contained herein are the property of their respective owners.

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  Exhibit 99.1